EXHIBIT 99.1

NEWS RELEASE

For immediate release

Interest Payable on Nexen’s 7.35% Subordinated Notes

Calgary, Alberta, January 4, 2013 – Nexen Inc. (TSX, NYSE: NXY) announces the regular quarterly interest payment on its 7.35% Subordinated Notes due 2043 of US$0.459375 per note, payable February 1, 2013, to note holders of record on January 15, 2013.

The notes are listed for trading on the TSX: NXY.PR.U and the NYSE: NXYPRB.

About Nexen

Nexen Inc. is a Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For further information, please contact:

Kim Woima, CA
Senior Manager, Investor Relations
(403) 699-5821

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com